

December 31, 2013

Via E-mail
Mark A. Hurley
Chief Executive Officer
Blueknight Energy Partners, L.P.
201 NW 10th, Suite 200
Oklahoma City, Oklahoma 73103

>   **Re: Blueknight Energy Partners, L.P.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed March 14, 2013**
>   **File No. 1-33503**

Dear Mr. Hurley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 40

Liquidity and Capital Resources, page 50

1.   You state that that your expansion capital expenditures for organic growth projects increased from $7.7 million in the twelve months ended December 31, 2011 to $17.9 million in the twelve months ended December 31, 2012. In addition, you state that you expect expansion capital expenditures for organic growth projects to be approximately $40 million to $50 million in 2013. Please revise your disclosure to identify the sources of liquidity for such expenditures and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations and liquidity and capital resources. See Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial

Mark A. Hurley
Blueknight Energy Partners, L.P.
December 31, 2013
Page 2

Condition and Results of Operations, SEC Release No. 33-8350 at
http://www.sec.gov/rules/interp/33-8350.htm and Item 303 of Regulation S-K.

Executive Compensation, page 60

Discretionary Bonus Awards, page 62

2.   You disclose that you base your discretionary bonus on overall financial performance
measured by EBITDA. However, you have not disclosed what your targeted EBITDA
goal was for 2012, nor your actual achievement relative to this performance measure.
Corporate performance target should be disclosed. See Item 402(b)(2)(v) of Regulation
S-K. We remind you of comment one from our comment letter dated December 9, 2009
and your response dated December 21, 2009.

Summary Compensation Table, page 70

3.   We note that Mr. Dyer was an officer of Vitol and received his compensation solely from
Vitol. We further note that Vitol and Charlesbank control your operations. Please tell us
what consideration was given to disclosing Mr. Dyer's compensation for fiscal years
2010 through 2012. Please refer by analogy to Interpretive Response 217.08 of the
Division of Corporation Finance Regulation S-K Compliance & Disclosure
Interpretations available on our website at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

        Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 5513611 with any questions.

                                        Sincerely,

                                        /s/ A.N. Parker

                                        Anne Nguyen Parker
                                        Branch Chief